[redacted]

SECURI' 08032564 ISSION

SEC Mail Processing Section
AUG 29 2008
Washington, DC
106

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SEC FILE NUMBER
8 - 45640

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KA Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Avenue of the Stars, Second Floor
(No. and Street)

Los Angeles California 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Daley (310) 284-6409
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Daley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KA Associates, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

TRACY OLIVIA COTTON
Commission # 1741143
Notary Public - California
Los Angeles County
My Comm. Expires Apr 23, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KA ASSOCIATES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
KA Associates, Inc.

We have audited the accompanying statement of financial condition of KA Associates, Inc. (the "Company") as of June 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KA Associates, Inc. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
August 26, 2008

KA ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS		
Cash at broker (including clearing deposit of $150,000)	$	1,257,328
Securities, at fair value		31,860
Commissions receivable		28,329
Other assets		750
	$	1,318,267
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Due to related party	$	192,820
Accrued expenses		34,425
Total liabilities		227,245
Contingencies		
Stockholders' equity		
Common stock, no par value; authorized, issued and outstanding 10,000 shares		219,285
Additional paid-in capital		27,725
Retained earnings		844,012
Total stockholders' equity		1,091,022
	$	1,318,267

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

KA Associates, Inc. (the "Company"), a Nevada corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker.

The Company is exempt from the computation for determination of reserve requirements and information related to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii) of the Securities and Exchange Commission.

Basis of Presentation

The financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

Commission and interest sharing revenue and related clearing charges on customers' introduced trades and accounts are recorded on an accrual basis of accounting.

Income Taxes

The Company has elected S Corporation status for federal and state tax purposes whereby taxable income is reported by the Company's stockholders. The Company is subject to California state franchise tax at the rate of 1.5% of taxable income.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Concentrations of credit risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash at broker is held at The Bear Stearns Companies, Inc. which pursuant to an Agreement and Plan of Merger dated as of March 16, 2008, as amended March 24, 2008, merged with BSC Merger Corporation, a wholly-owned subsidiary of JPMorgan Chase & Co.

3. Securities at fair value

At June 30, 2008, securities held at fair value consist of shares of The NASDAQ OMX Group, Inc.

4. Contingencies

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitors collateral on the customers' accounts.

5. Related-party transactions

The Company is charged an allocation of expenses related to personnel, office facilities and equipment, and other general operating services that are borne by a company related by common ownership. For the year ended June 30, 2008, expenses allocated from this related party totaled approximately $385,000. At June 30, 2008, the Company owed the related party $192,820.

For the year ended June 30, 2008, approximately 69 percent of the Company's commission revenues were from introducing trades of affiliated entities.

6. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital of $1,058,412 which was $808,412 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.21 to 1.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2008.

7. Subsequent events

Effective July 2008, the Company, with FINRA approval, changed its minimum net capital requirement from $250,000 to $5,000, pursuant to SEC Rule 15c3-1 (a)(2)(vi).

END